(212) 474-1788

June 12, 2012

Kraft Foods Group, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

File No. 001-35491

Dear Mr. Schwall:

We refer to the letter dated May 29, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Kraft Foods Group, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Amendment No. 1 to Registration Statement on Form 10-12B, File No. 001-35491, filed on May 14, 2012 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience one copy of the Information Statement that has been marked to show changes made to the information statement appended to Amendment No. 1 to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Amendment No. 1 to Form 10-12B Filed May 14, 2012

Preliminary Information Statement Filed as Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

1.	We note your disclosure regarding the 2012-2014 Restructuring Program generally, including your reference on page 64 to “severance, asset disposals and other manufacturing-related one-time costs” and your statement on page 52 that this restructuring “is not directly related to the Spin-Off in its entirety and will continue after the Distribution Date.” Please disclose the objectives of the 2012-2014 Restructuring Program as they pertain to your company.

Response: The Company has disclosed the objectives of the 2012-2014 Restructuring Program as they pertain to the Company on pages 52, 64 and F-49 to address the Staff’s comment.

Non-GAAP Financial Measures, page 94

2.	We note your presentation of a non-GAAP measure labeled “underlying operating income” on page 96. Please select an alternate label for your non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has re-labeled its non-GAAP financial measure “underlying operating income” as “adjusted operating income” on pages 63, 66 and 97.

In determining the Company’s historical executive compensation program, Kraft ParentCo’s Compensation Committee considered a non-GAAP measure referred to as “adjusted operating income” as a performance measure. This performance measure for purposes of executive compensation is calculated differently from the “underlying operating income” measure. The Company has revised the disclosure in the Compensation Discussion and Analysis (“CD&A”) section of the Information Statement on page 119 to make clear that the “adjusted operating income” of Kraft ParentCo referred to in the CD&A is a performance measure that is calculated differently from “adjusted operating income” that appears in other sections of the Information Statement. In the future, to the extent the Company uses “adjusted operating income” as a performance measure in its executive compensation program, it will have the same definition to be consistent with the Company’s redefined use of that term.

3.	We note your presentation of a non-GAAP measure labeled “adjusted free cash flow” on page 96. Clarify for us why you believe excluding the taxes paid on your frozen pizza divestiture from your non-GAAP measure is appropriate given the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: The taxes paid in connection with the Company’s frozen pizza divestiture, which was reported as a Discontinued Operation in its combined statement of net earnings, were significant but do not relate to its ongoing operations. In preparing its cash flow statement, as the Company was unable to isolate the cash flows specifically related to the Discontinued Operation, it utilized the alternatively acceptable cash flow presentation whereby the cash flows associated with the frozen pizza operations were reflected in cash flow from operating activities. However, the taxes paid upon the sale of the Discontinued Operation were unusual, significant and specifically identifiable to the gain on the sale (which is classified as an investing activity). As such, the Company believes the identification of this unusual item and including it in the reconciliation of adjusted free cash flow provides greater transparency to its investors relative to cash flow from operations.

As part of the Company’s executive compensation program, Kraft ParentCo currently uses “adjusted free cash flow” to evaluate the performance of its geographic units. This performance measure is explained in the CD&A section of the Information Statement. This measure appears only in that section of the Information Statement. As such, the Company has deleted its reference on page 97 as the disclosure is unnecessary.

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Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele, Esq.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Alexandra M. Ledbetter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Lily Dang

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Jenifer Gallagher

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

David A. Brearton

Executive Vice President and Chief Financial Officer

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093-2753

Carol J. Ward

Vice President and Corporate Secretary

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093-2753

Encls.

FEDERAL EXPRESS

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